Games of Berkeley
Profit & Loss
January through August 2023

	Jan - Aug 23
Ordinary Income/Expense	
Income	
900 · Cash Over/Short	-1,149.36
49900 · Uncategorized Income	260,796.66
400 · Taxable Sales	1,116,556.47
440 · Non-Taxable Sales	70,517.09
460 · Taxable Returns	-7,832.19
Total Income	**1,438,888.67**
Cost of Goods Sold	
50000 · Cost of Goods Sold	-24,444.65
500 · Purchases	643,264.31
Total COGS	**618,819.66**
Gross Profit	**820,069.01**
Expense	
620 · Late Payment Charges	370.23
601 · Advertising & promotion	6,427.45
614 · Automobile Expense	
615 · Mileage Reimb & Gas	4,195.71
614 · Automobile Expense - Other	231.12
Total 614 · Automobile Expense	**4,426.83**
628 · Bank Charges	
629 · Bank Charges- Merchant Fees	28,740.47
Total 628 · Bank Charges	**28,740.47**
656 · Computer expense	
660 · POS Software	1,337.70
659 · Cool Vibes	127.92
657 · Hardware small parts	137.80
658 · Software	5,980.31
656 · Computer expense - Other	598.00
Total 656 · Computer expense	**8,181.73**
691 · Dues	4,130.00
712 · Outside services	966.86
719 · Interest Expense	15,166.64
726 · Insurance	3,377.52
747 · Legal & Accounting	28,069.67
761 · Maintenance & Repairs	9,833.34
775 · Operating Supplies	12,033.16
796 · Postage & delivery	4,435.47
824 · Rent	123,056.43
850 · Employee costs	
851 · Wages - Officer Salaries	105,748.67
852 · Wages - Other	314,513.62
859 · Payroll taxes	35,326.18
860 · Payroll Service Fees	3,880.20
863 · Employee health insurance	45,048.25
865 · Workmens comp ins	7,698.29
Total 850 · Employee costs	**512,215.21**
870 · Taxes & Licenses	2,945.65
875 · Telecommunications	4,531.17

Games of Berkeley
Profit & Loss
January through August 2023

	Jan - Aug 23
880 · Travel and Entertainment	
885 · Convention Travel Costs	1,349.71
881 · Meals & entertainment	537.27
883 · Lodging	2,277.95
884 · Transportation	902.76
Total 880 · Travel and Entertainment	5,067.69
896 · Utilities	19,001.03
Total Expense	792,976.55
Net Ordinary Income	27,092.46
Other Income/Expense	
Other Income	
909 · Other Income	10,375.00
Total Other Income	10,375.00
Net Other Income	10,375.00
Net Income	**37,467.46**

Games of Berkeley
Balance Sheet
As of August 31, 2023

	Aug 31, 23
ASSETS	
Current Assets	
Checking/Savings	
106 · Petty Cash	181.86
107 · Cash in Drawer	
Cash For Convention	10,871.71
107 · Cash in Drawer - Other	797.00
Total 107 · Cash in Drawer	11,668.71
109 · Checking - BofA	71,623.10
Total Checking/Savings	83,473.67
Other Current Assets	
130 · Inventory	526,409.89
150 · Employee Payroll Advance	9,510.00
Total Other Current Assets	535,919.89
Total Current Assets	619,393.56
Fixed Assets	
154 · Leasehold Improvements	112,382.99
151 · Equipment	29,015.60
153 · Computer equipment	5,275.00
155 · Furniture & Fixtures	112,952.02
160 · Accumulated Depreciation	-164,328.00
Total Fixed Assets	95,297.61
Other Assets	
182 · Security Deposit	12,000.00
190 · Suspense	-31.97
Total Other Assets	11,968.03
TOTAL ASSETS	**726,659.20**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
201 · Accounts Payable - Trade	120,797.63
Total Accounts Payable	120,797.63
Credit Cards	
208 · Capital One Spark	924.89
204 · BofA Cash Rewards (MC)	23,729.61
202 · Amex Plum Card (AMEX)	6,834.53
Total Credit Cards	31,489.03
Other Current Liabilities	
120 · Cash Deposits - Clearing	-5,024.28
123 · Deposits - Revenue Clearing	-4,138.19
206 · Gift Certificate	59,177.77
215 · Sales Tax Payable	13,381.21
Total Other Current Liabilities	63,396.51
Total Current Liabilities	215,683.17

Games of Berkeley
Balance Sheet
As of August 31, 2023

	Aug 31, 23
Long Term Liabilities	
111 · EIDL Loan	492,578.38
251 · Notes payable	455,000.00
Total Long Term Liabilities	947,578.38
Total Liabilities	1,163,261.55
Equity	
300 · Common Stock	455,147.00
310 · Addt'l Paid in Capital	575,000.00
363 · S/H Distributions	-38,000.00
390 · *Retained Earnings	-1,466,216.81
Net Income	37,467.46
Total Equity	-436,602.35
TOTAL LIABILITIES & EQUITY	726,659.20

Games of Berkeley
Statement of Cash Flows
January through August 2023

	Jan - Aug 23
OPERATING ACTIVITIES	
Net Income	37,467.46
Adjustments to reconcile Net Income	
to net cash provided by operations:	
130 · Inventory	-24,444.65
150 · Employee Payroll Advance	-3,300.00
201 · Accounts Payable - Trade	64,298.93
208 · Capital One Spark	-7,633.30
204 · BofA Cash Rewards (MC)	-9,538.41
202 · Amex Plum Card (AMEX)	2,522.76
120 · Cash Deposits - Clearing	-5,024.28
123 · Deposits - Revenue Clearing	-16,854.24
206 · Gift Certificate	-2,153.61
215 · Sales Tax Payable	-17,492.06
Net cash provided by Operating Activities	17,848.60
INVESTING ACTIVITIES	
190 · Suspense	31.97
Net cash provided by Investing Activities	31.97
FINANCING ACTIVITIES	
113 · Lightspeed Capital	-59,938.00
111 · EIDL Loan	-19,768.00
363 · S/H Distributions	-10,000.00
Net cash provided by Financing Activities	-89,706.00
Net cash increase for period	-71,825.43
Cash at beginning of period	155,299.10
Cash at end of period	**83,473.67**